UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13(d)-2(b)

                               (Amendment No. 2)*


                       Protein Polymer Technologies, Inc.
                       ----------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   743697 10 4
                                   -----------
                                 (CUSIP Number)


                                February 14, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743697 104                  13G                      Page 2 of 5 Pages




(1) NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Russell T. Stern
------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[ ]
Not Applicable.

------------------------------------------------------------
(3) SEC USE ONLY


------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
------------------------------------------------------------
NUMBER OF SHARES     (5) SOLE VOTING POWER
BENEFICIALLY
OWNED BY                           -1,384,223-
EACH REPORTING       -----------------------------------------------
PERSON WITH:         (6) SHARED VOTING POWER

                                   -not applicable-
                     -----------------------------------------------
                     (7) SOLE DISPOSITIVE POWER

                                   -1,384,223-
                     -----------------------------------------------
                     (8) SHARED DISPOSITIVE POWER

                                   -not applicable-
                     -----------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     -1,384,223-
------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []

-------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  -5.3%-
----------------------------------------------------------
(12) TYPE OF REPORTING PERSON

                  IN
----------------------------------------------------------

CUSIP No. 743697 104                  13G                      Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Protein Polymer Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  10655 Sorrento Valley Road, 1st Floor
                  San Diego, California 92121

Item 2(a).        Name of Person Filing:

                  Russell T. Stern

Item 2(b).        Address of Principal Business Office:

                  c/o Protein Polymer Technologies, Inc.
                  10655 Sorrento Valley Road, 1st Floor
                  San Diego, California 92121

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  743697 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

CUSIP No. 743697 104                  13G                      Page 4 of 5 Pages




Item 4.           Ownership.

                  (a) Amount Beneficially Owned:  1,384,223

                  (b) Percent of Class: 5.3%

                  (c) Number of Shares as to which such person has

                           (i)   sole power to vote or direct the vote:
                                 1,384,223
                           (ii) shared power to vote or direct the vote: not applicable
                           (iii) sole power to dispose or direct the disposition
                                 of: 1,384,223
                           (iv) shares power to dispose or to direct the disposition of: not applicable

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

CUSIP No. 743697 104                  13G                      Page 5 of 5 Pages

Item 10. Certifications.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 April 28, 2002
                                                --------------------------------
                                                Date

                                                /s/ Russell T. Stern
                                                --------------------------------
                                                Russell T. Stern